Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603

                                  May 20, 2019




Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


                                  Re: FT 8015
                         FT Income Portfolio, Series 3
                                 (the "Trust")
                      CIK No. 1766165 File No. 333-230915
--------------------------------------------------------------------------------



Dear Mr. Buda:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. PLEASE PROVIDE ADDITIONAL INFORMATION IN THE "OBJECTIVE" SECTION ABOUT THE TYPES OF FIXED INCOME PRODUCTS IN WHICH THE THE UNDERLYING FUNDS INVEST (EX. BONDS, SENIOR LOANS, ETC.) AS WELL AS ANY POLICY OF THE TRUST AS TO THE CREDIT QUALITY, DURATION AND MATURITY OF THE UNDERLYING FIXED INCOME SECURITIES.

      Response: The prospectus has been revised in accordance with this comment.

Risks
-----

      2. PLEASE REVISE THE "EXCHANGE-TRADED FUNDS" RISK TO AVOID REPETITION OF THE DISCLOSURE INCLUDED IN THE "OBJECTIVE" SECTION AND FOCUS ON THE RISKS.

      Response: The prospectus has been revised in accordance with this comment.

      3. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO FLOATING-RATE INSTRUMENTS TIED TO LIBOR, PLEASE ADD DISCLOSURE ON HOW THE POTENTIAL CESSATION OF LIBOR COULD AFFECT THE TRUST'S INVESTMENTS. FOR EXAMPLE, WILL THE TRUST HAVE SIGNIFICANT EXPOSURE TO INSTRUMENTS THAT PAY INTEREST AT FLOATING RATES BASED ON LIBOR THAT DON'T INCLUDE FALL BACK PROVISIONS TO ADDRESS HOW INTEREST RATES WILL BE DETERMINED IF LIBOR STOPS BEING PUBLISHED? IF SO, HOW WILL IT AFFECT THE LIQUIDITY OF THOSE INVESTMENTS AND PLEASE DISCLOSE HOW THE TRANSITION TO A SUCCESSOR RATE COULD IMPACT THE VALUE OF INVESTMENTS THAT REFENCE LIBOR.

      Response: The following disclosure has been added to the "Risk Factors" section of the prospectus:

            LIBOR RISK. In 2012, regulators in the United States and the United Kingdom alleged that certain banks, including some banks serving on the panel for U.S. dollar LIBOR, engaged in manipulative acts in connection with their submissions to the British Bankers Association. Manipulation of the LIBOR rate-setting process would raise the risk to a Trust of being adversely impacted if a Trust received a payment based upon LIBOR and such manipulation of LIBOR resulted in lower resets than would have occurred had there been no manipulation. In 2017, the head of the United Kingdom's Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. As such, the potential effect of a transition away from LIBOR on a Trust or the financial instruments in which the Trust invests cannot yet be determined.

      4. IF THE TRUST WILL INVEST IN OR HAVE EXPOSURE TO HIGH-YIELD SECURITIES AS A PRINCIPAL STRATEGY, PLEASE DISCLOSE THAT IN THE "PORTFOLIO" SECTION, OR IF NOT, PLEASE REMOVE "HIGH-YIELD SECURITIES" AS A PRINCIPAL RISK.

      Response: The prospectus has been revised in accordance with this comment.

      5. PLEASE TAILOR THE FIRST SENTENCE OF THE "MANAGEMENT RISK" TO THE ACTUAL INVESTMENTS OF THE TRUST, I.E., PLEASE DELETE "IF ANY" OR DELETE THE RISK ENTIRELY IF NO FUNDS ARE ACTIVELY MANAGED.

      Response: The prospectus has been revised in accordance with this comment.

Registration Statement
----------------------

      6. FOR THIS AND OTHER FIRST TRUST UNIT INVESTMENT TRUSTS, PLEASE CONFIRM WHETHER THERE ARE ANY ASSOCIATED INDEMNIFICATION AGREEMENTS OF THE TYPE DESCRIBED IN RULE 484(B) UNDER THE SECURITIES ACT OF 1933. IF SO, PLEASE INCLUDE THE UNDERTAKING REQUIRED BY RULE 484 IN THE REGISTRATION STATEMENT.

      Response: The registration statement has been revised in accordance with this comment.

      7. PLEASE REVISE THE REGISTRATION STATEMENT TO INCLUDE THE UNDERTAKING REQUIRED BY INSTRUCTION 3(A)(3) TO FORM S-6.

      Response: The registration statement has been revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                                     Very truly yours,

                                                     CHAPMAN AND CUTLER LLP


                                                     By /s/ Daniel J. Fallon
                                                        ________________________
                                                        Daniel J. Fallon